ZenaTech's ZenaDrone Subsidiary Begins Scheduling U.S. Government Defense Demonstrations, Starting with First Confirmed Agency Engagement

Company plans to move three drone solutions from testing to live capability demonstrations over the coming months, as it completes Blue UAS certification and portfolio advances towards market readiness

Vancouver, British Columbia, (July 21, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that its U.S.-based subsidiary ZenaDrone is now planning to begin scheduling technology demonstrations with U.S. government defense agencies, starting with its first confirmed agency demonstration. Management regards this as a key step in the transition of its drone portfolio from testing to market readiness.

“Our team now plans to move ZenaDrone’s technology from the lab and test range and into the hands of the people who will use it. We will begin with the IQ Nano indoor drone currently, which has already received a request for demonstration,” said Shaun Passley, Ph.D., ZenaTech CEO. “Planning these demonstrations with U.S. government defense agencies over the coming months is an important signal that our platforms are maturing, and we believe it positions ZenaDrone to compete for future pilot programs and procurement opportunities as the Department of Defense and other government agencies continue to prioritize trusted, U.S.-made drone technology.”

ZenaDrone’s product demonstrations will showcase some of its lead platforms for defense and government applications. This includes the ZenaDrone 1000, a medium-sized VTOL (Vertical Take-Off and Landing) drone designed for multiple applications including specialized cargo transport in the field and ship-to-ship such as delivery of medical supplies, the IQ Nano indoor drone designed for automated inventory management inside armories and supply depots, and the IQ Square designed for outdoor line-of-sight inspections. These platforms are advancing from internal testing and validation, into live capability demonstrations for defense stakeholders. The company is in the process of planning and scheduling these demonstrations over the coming months.

Alongside these demonstrations, ZenaDrone continues to advance through the Blue UAS certification process, a requirement for inclusion on the Defense Innovation Unit’s approved products list for U.S. government procurement. As part of this process, cyber testing is slated for this summer across three ZenaDrone platforms, a required step toward certification and eventual procurement eligibility.

About ZenaDrone’s Product Portfolio for Defense and Government

ZenaDrone’s product portfolio under development is designed to address a range of defense, government, and industrial applications, including:

•ZenaDrone 1000 — a medium-sized VTOL drone designed for ISR (Intelligence, Surveillance and Reconnaissance) and specialized cargo transport, including field logistics and ship-to-ship delivery of critical supplies such as medical materials.

•IQ Nano — a compact indoor drone designed for automated inventory management and security applications inside facilities such as armories, ammunition supply points, and other defense supply depots.

•IQ Square — designed for outdoor inspections and maintenance applications.

•IQ Quad — designed for land surveying and geomatics applications.

•IQ Aqua — designed for applications such as detecting underwater mines and at the prototype testing stage.

•Counter UAS — includes the ZenaDrone 2000 interceptor drone, the IQ Glide marine-based launch and refueling station, and the Interceptor P-1, a one-way, low-cost interceptor drone. These are part of an integrated maritime defense system and are currently at the prototype development stage.

ZenaTech is committed to being a vertically integrated company and currently operates three global manufacturing facilities for ZenaDrone drones, component parts and sensors, located in Arizona, Dubai, and Taiwan. The Company recently announced it is working on setting up a fourth manufacturing and testing operation in Ukraine.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI-autonomous drone platforms to transform the industrial, government, and defence sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.